Exhibit 99.(a)(5)

FOR IMMEDIATE RELEASE
June 10, 2002

Contact: Eggert Dagbjartsson
         Equity Resources Group, Inc.
         44 Brattle Street
         Cambridge, Massachusetts 02138

Telephone: (617) 876-4800

For Immediate Release

      Equity Resource Lexington Fund Limited Partnership announced today that it has extended its tender offer to purchase up to 2,475 units of limited partnership interests, or LP Units, in Capital Realty Investors Ltd Partnership, a District of Columbia limited partnership until June 24, 2002. The terms of the offer are otherwise identical to the terms of the original offer made to holders of LP Units on May 9, 2002. Approximately 315 units have been tendered as of the date of the extension.